

September 12, 2014

<u>Via E-mail</u>
Howard Rosenbluth
Chief Financial Officer
Scores Holding Company, Inc.
533-535 West 27th Street
New York, NY 10001

   Re: Scores Holding Company, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2013
      Filed March 27, 2014
      File No. 001-16665

Dear Mr. Rosenbluth:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing your response and the information you provide in response to these comments, we may have additional comments.

<u>Certain Relationships and Related Transactions, and Director Independence, page 14</u>

1. In future filings, please revise your report to furnish all of the information required by Item 13 of Form 10-K and Item 404(d) of Regulation S-K, or tell us why you do not believe this disclosure is required. For each of the clubs that operates under a license agreement with Scores Holding Company Inc. and is also owned in full or in part by Mr. Gans or any other related party, explain and quantify the related party's interest in the transaction and the respective relationship with the contracting club. Include an explanation of any relevant indebtedness to the related party in your revised report.

<u>Signatures, page 19</u>

2. In future filings, please include the signature of your principal accounting officer or controller. Any person who occupies more than one position should indicate each capacity in which he signs the report. Refer to General Instruction D(2)(a) to Form 10-K.

Please also include the signatures of your officers and directors in their individual capacities. In this regard, we note that your chief executive officer and chief financial officer have signed on behalf of the company but have not signed in their individual capacities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel